LORD ABBETT SECURITIES TRUST
90 Hudson Street
Jersey City, NJ 07302

March 23, 2012

VIA EDGAR

Mr. Dominic Minore
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Lord Abbett Securities Trust (the “Trust”)
File Nos. 333-179285 and 811-07538

Dear Mr. Minore:

          This letter responds to comments you provided in a February 29, 2012 telephone conversation with Brooke A. Fapohunda and John W. Ashbrook of Lord, Abbett & Co. LLC, the investment adviser to each series of the Trust, regarding the Trust’s preliminary proxy materials filed with the Securities and Exchange Commission (the “Commission”) on February 1, 2012. The comments, and the Trust’s responses thereto, are set forth below. Pursuant to Rule 497 under the Securities and Exchange Act of 1933, as amended, the Trust filed today with the Commission a combined prospectus/proxy statement (collectively, the “Prospectus/Proxy”) and statement of additional information reflecting changes made in response to your comments. Capitalized terms used but not defined herein have the meanings given to them in the Prospectus/Proxy.

          1. Please disclose an estimate of Reorganization costs that includes, in addition to the costs associated with obtaining shareholder approval, legal, accounting, and similar costs.

          Response: We have made the requested change.

          2. Please disclose the method by which the Funds will share the expenses of the Reorganization, including expenses other than the costs associated with obtaining shareholder approval of the Reorganization.

          Response: We have revised the Prospectus/Proxy to reflect that the Funds will share the Reorganization costs equally.

          3. Please confirm that references to each Fund’s March 1, 2011 prospectus and SAI will be revised to show the date of the March 1, 2012 prospectus and SAI that will be in effect when the Prospectus/Proxy is used.

Mr. Dominic Minore
March 23, 2012

          Response: We confirm that the references have been revised.

          4. At the end of the fee tables, please expand the disclosure in footnote 3 to clarify that each updated amount either (i) is higher than the original amount or (ii) is lower than the original amount as a result of a contractual obligation.

          Response: We confirm that each updated amount is higher than the original amount. We believe footnote 3 as written complies with Item 3(a) of Form N-14 and Instructions 3(d)(ii)(A) and (B) to Form N-1A Item 3. Accordingly, we elect to retain the current language.

          5. In the section titled “Overview of the Proposed Reorganization,” please clarify that Fundamental Equity Fund normally invests at least 80% of its assets in equity securities.

          Response: We have made the requested change.

          6. In the section titled “Overview of the Proposed Reorganization,” please clarify that portfolio transaction costs in connection with any disposition of assets by Large Cap Value Fund in anticipation of the Reorganization will be borne by that Fund’s shareholders, and disclose the total dollar amount and per-share dollar amount to be incurred as a result of the repositioning of the portfolio.

          Response: We have made the requested clarification regarding the bearing of transaction costs by Large Cap Value Fund shareholders. However, we elect not to disclose the total dollar amount and per-share dollar amount of such costs for two reasons. First, it is not certain that Large Cap Value Fund will dispose of any of its portfolio securities in anticipation of the Reorganization. Second, to the extent that Large Cap Value Fund does so, the amount of any transaction costs it incurs depends on a number of indeterminate factors such as the price, size, liquidity, and other trading characteristics of the securities involved. As a result, we believe it is virtually impossible to calculate a reasonable transaction cost estimate that would provide meaningful disclosure to investors.

          7. In the section titled “Overview of the Proposed Reorganization,” please explain the consequences that the loss of the tax benefit of a portion of Large Cap Value Fund’s capital loss carryforward will have on Large Cap Value Fund shareholders, and disclose the dollar amount of the carryforward that will be lost.

          Response: We have added disclosure regarding the consequences of the loss of the tax benefit of a portion of Large Cap Value Fund’s capital loss carryforward. While the amount of

Mr. Dominic Minore
March 23, 2012

Large Cap Value Fund’s capital loss carryforward appears in the Funds’ 2011 Annual Report, we believe that the effect of the Reorganization on the potential benefit of such carryforward, as detailed in the section titled “Material Federal Income Tax Consequences of the Reorganization,” is imprecise. As indicated in that section, under applicable Code provisions, the Combined Fund will not be allowed to offset certain pre-Reorganization built-in gains attributable to Fundamental Equity Fund (if any) with capital loss carryforwards attributable to Large Cap Value Fund. In addition, the benefit to the Combined Fund of Large Cap Value Fund’s capital loss carryforwards is expected to be further reduced by annual limits and expiration periods imposed by the Code. While this may cause Large Cap Value Fund shareholders to receive taxable capital gain distributions that they would not have received in the absence of the Reorganization, we do not believe the amount is sufficiently quantifiable to enable meaningful disclosure.

          8. In the section titled “Capitalization,” please disclose amounts as of a date within 30 days of the filing of the Prospectus/Proxy.

          Response: We have made the requested change.

          9. In the section titled “Capitalization,” please disclose that expenses of the Reorganization are not reflected in the table, but will reduce each Fund’s net assets.

          Response: We have made the requested change.

          10. Please confirm that, consistent with Division of Corporation Finance Staff Legal Bulletin No. 19, “Legality and Tax Opinions in Registered Offerings” (“Staff Bulletin No. 19”), a final tax opinion of counsel will be filed as an exhibit in a post-effective amendment by the Closing Date.

          Response: We confirm that the final tax opinion of counsel will be filed in a post-effective amendment by the Closing Date.

          11. Please confirm that, consistent with Staff Bulletin No. 19, the form of legality opinion of counsel with respect to the issuance of Trust shares is the functional equivalent of an opinion addressing the non-assessability of shares of capital stock issued by a corporation.

          Response: We confirm that the form of opinion is the functional equivalent with respect to non-assessability.

Mr. Dominic Minore
March 23, 2012

          12. Please confirm that the form of legality opinion relates to judicial decisions interpreting Delaware statutes.

          Response: We confirm that the form of legality opinion relates to matters governed by Title 12, Chapter 38 of the Delaware Code. We note that in the form of legality opinion, counsel refrains from excluding consideration of reported judicial decisions, in accordance with the following provisions of Staff Bulletin No. 19:

[W]here a legality opinion is limited to the Delaware General Corporation Law, it is not necessary for counsel to confirm to us in writing that they concur with the understanding that the reference and limitation to the “Delaware General Corporation Law” includes the statutory provisions and reported judicial decisions interpreting these laws. On the other hand, the staff does not accept an opinion that explicitly excludes consideration of such reported judicial decisions.

*          *          *          *          *

          The Trust acknowledges in connection with this filing the following: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Commission staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          If you have any questions, please call Brooke Fapohunda at (201) 827-2279 or the undersigned at (201) 827-2225.

Sincerely,

/s/ Thomas R. Phillips

Thomas R. Phillips
Vice President and Assistant Secretary